Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated August 8, 2016
Relating to Preliminary Prospectus dated August 3, 2016
Registration No. 333-211763
ImmunoCellular Therapeutics, Ltd.
On August 8, 2016, ImmunoCellular Therapeutics, Ltd. (the “Company”) filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (Registration No. 333-211763) (the “Registration Statement”) to update and supplement certain disclosures that had been provided in the preliminary prospectus dated August 3, 2016, filed with the Securities and Exchange Commission on August 4, 2016 (the “Prior Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Prior Preliminary Prospectus that appear in the most recent preliminary prospectus included in Post-Effective Amendment No. 1 to the Registration Statement (the “Preliminary Prospectus”), which may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/822411/000162828016018645/imuc-posam.htm
The following information is set forth in the Preliminary Prospectus and supplements and updates the information contained in the Prior Preliminary Prospectus.
Decrease to Number of Shares and Base Warrants Offered
The number of shares of our common stock offered in this offering set forth in the Prior Preliminary Prospectus has been decreased from 51,500,000 shares to 45,000,000 shares, and the number of shares of common stock underlying the base warrants offered in this offering has been decreased from 38,625,000 shares to 33,750,000 shares. The number of shares of our common stock that the underwriters have an option to purchase set forth in the Prior Preliminary Prospectus has been decreased from 7,725,000 shares to 6,750,000 shares and the number of shares of our common stock underlying the base warrants that the underwriters have an option to purchase set forth in the Prior Preliminary Prospectus has decreased from 5,793,750 shares to 5,062,500 shares.
Update to “Summary—The Offering”
The disclosure set forth in the section of the Prior Preliminary Prospectus titled “Summary—The Offering” has been revised to indicate the increase to the number of shares and base warrant shares offered in this offering as follows:

Common stock offered	45,000,000 shares.
Base warrants offered
Base warrants to purchase up to 33,750,000 shares of common stock. Each share of our common stock is being sold together with a base warrant to purchase 0.75 of a share of our common stock. As described in more detail below, each pre-funded warrant is being sold together with a base warrant to purchase 0.75 of a share of our common stock. Each base warrant will have an exercise price equal to the last reported sale price of our common stock as of the close of the trading day immediately preceding the pricing of this offering, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price of the base warrants is subject to weighted-average anti-dilution adjustments if we issue or are deemed to issue additional shares of our common stock at a price per share less than the then effective exercise price, subject to certain exceptions. Such adjustment will not affect the number of shares of our common stock issuable upon the exercise of the base warrants.

Pre-funded warrants offered
We are also offering those purchasers, if any, whose purchase of shares of our common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock following the consummation of this offering, pre-funded warrants to purchase shares of our common stock. In lieu of the shares of our common stock that would result in ownership in excess of 4.99%, such purchasers are purchasing pre-funded warrants to purchase such excess shares of our common stock. Each pre-funded warrant is being sold together with the same base warrant described above to purchase 0.75 of a share of common stock. Each pre-funded warrant will have an exercise price of $0.01 per share, will be immediately exercisable and will expire on the tenth anniversary of the original issuance date. There can be no assurance that we will sell any of the pre-funded warrants being offered. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because we will issue a base warrant for each share of our common stock and for each pre-funded warrant to purchase one share of our common stock sold in this offering, the number of base warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and pre-funded warrants sold.

Option to purchase additional shares and/or base warrants
We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,500 shares of common stock at the public offering price, less the underwriting discount.

Common stock to be outstanding after this offering	136,727,797 shares, or 170,477,797 shares if the warrants sold in this offering are exercised in full.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $7.8 million, excluding the proceeds, if any, from the exercise of the base warrants. If the underwriters exercise their option to purchase additional shares and warrants in full, we estimate that our net proceeds from this offering will be approximately $9.1 million, excluding the proceeds, if any, from the exercise of the warrants.
We intend to use the net proceeds of this offering to enroll our phase 3 clinical trial of ICT-107, to complete phase 1 development of ICT-121, to continue our T cell research program and for working capital and general corporate purposes. We may use a portion of the net proceeds of this offering to acquire additional technologies. See “Use of Proceeds” on page 13 of this prospectus.

Update to “Risk Factors”
The disclosure set forth in the Prior Preliminary Prospectus in the risk factor titled “There is currently no public market for the warrants to purchase shares of our common stock being offered in this offering, and we can provide no assurance that the base warrants will meet the NYSE MKT listing requirements, which may make it difficult for you to sell your warrants” has been updated in its entirety to read as follows:
There is currently no public market for the warrants to purchase shares of our common stock being offered in this offering, and we can provide no assurance that the base warrants will meet, or continue to meet, the NYSE MKT listing requirements, which may make it difficult for you to sell your warrants.
We have applied to list the base warrants on the NYSE MKT following their issuance, which will occur at the closing of this offering, under the symbol “IMUCWS.” However, no assurance can be given that our application will be approved. In order to be approved for listing, the base warrants must satisfy, among other requirements, the minimum price-based criteria of the NYSE MKT. We have been advised by the NYSE MKT that, due to our low stock price, the base warrants will not be approved for initial listing if they are unable to satisfy a minimum opening trading price that, in the opinion and discretion of the NYSE MKT, is suitable for auction market trading. Additionally, even if the base warrants are approved for listing, they will continue to be subject to the NYSE MKT’s listing criteria, including certain price-based requirements, in order to maintain their listing. While we intend to pursue the necessary corporate actions to have the base warrants approved, and remain approved, for listing on the NYSE MKT, we can provide no assurance that we will be able to undertake such actions, including a possible reverse stock split, to satisfy, and continue to satisfy, the price-based listing criteria of the NYSE MKT. In addition, no assurance can be given that an active trading market for the base warrants will develop and continue. Without an active trading market, the liquidity of the base warrants will be limited.
In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange, and the liquidity of the pre-funded warrants will be limited.
Update to “Use of Proceeds”
The disclosure set forth in the first and second paragraphs in the section of the Prior Preliminary Prospectus titled “Use of Proceeds” has been updated in its entirety to read as follows:
We estimate that our net proceeds from this offering will be approximately $7.8 million, excluding the proceeds, if any, from the exercise of the base warrants and no sale of the pre-funded warrants, based on the sale of 45,000,000 shares of our common stock and base warrants to purchase 33,750,000 shares of our common stock in this offering at an assumed public offering price of $0.19 (the last reported sale price of our common stock on the NYSE MKT on August 4, 2016) and $0.01 per related base warrant. If the underwriters exercise their option to purchase additional shares and/or base warrants in full, we estimate that our net proceeds from this offering will be approximately $9.1 million, excluding the proceeds, if any, from the exercise of the base warrants.
A $0.05 increase or decrease in the assumed public offering price of $0.19 per share of our common stock and $0.01 per related base warrant would increase or decrease the expected net cash proceeds of the offering to us by approximately $2.1 million. An increase or decrease of 15,000,000 in the assumed number of shares sold in this offering would increase or decrease the expected net cash proceeds of the offering to us by approximately $2.8 million, assuming the public offering price of $0.19 per share and $0.01 per related base warrant.
Update to “Dilution”
The disclosure set forth in the second, third, fourth, fifth and sixth paragraphs and the accompanying table in the section of the Prior Preliminary Prospectus titled “Dilution” has been updated in its entirety to read as follows:

After giving effect to the assumed sale by us of 45,000,000 shares of our common stock and base warrants to purchase 33,750,000 shares of our common stock in this offering at an assumed public offering price of $0.19 per share of common stock (based on the last reported sale price of our common stock on the NYSE MKT on August 4, 2016) and $0.01 per related base warrant, and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2016 would have been $25.6 million, or $0.18 per share of common stock. This represents no change in net tangible book value per share to existing stockholders and an immediate dilution of $0.02 per share to new investors purchasing shares of our common stock in this offering, attributing none of the assumed combined public offering price to the base warrants offered hereby. The following table illustrates this per share dilution:

Assumed combined public offering price per share and related base warrant		$0.20
Net tangible book value per share as of March 31, 2016	$0.18
Increase per share attributable to new investors in this offering	—
As adjusted net tangible book value per share as of March 31, 2016 after giving effect to this offering		0.18
Dilution per share to investors participating in this offering		$0.02
A $0.05 increase or decrease in the assumed combined public offering price of $0.20 per share and related base warrant would increase or decrease our as adjusted net tangible book value after this offering by $2.1 million, or $0.02 per share, and the dilution per share to new investors by $0.03 per share, assuming that the number of shares of common stock and related base warrants offered by us, as set forth above, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
We may also increase or decrease the number of shares of common stock and related base warrants we are offering from the assumed number of shares of common stock and related base warrants set forth above. An increase or decrease of 15,000,000 shares sold in this offering would increase or decrease our as adjusted net tangible book value after this offering by $2.8 million, or $0.00 per share, and the dilution per share to new investors by $0.00 per share, assuming that the combined public offering price of $0.20 per share and related base warrant remain the same and after deducting the underwriting discount and estimated offering expenses payable by us.
The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares, pre-funded warrants and base warrants that we offer in this offering, and other terms of this offering determined at pricing. Additionally, the table and discussion above do not reflect possible adjustments related to the likely derivative treatment of the warrants to be issued in this offering.
The discussion and table above assume (i) no exercise of the underwriters’ option to purchase up to an additional 6,750,000 shares of common stock and/or base warrants to purchase 5,062,000 shares of common stock, (ii) no sale of pre-funded warrants, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis, (iii) no exercise of base warrants offered in this offering, and (iv) no receipt of cash upon the exercise of such base warrants. Upon the exercise of such base warrants, if any, holders of such base warrants will experience additional dilution. The discussion and table above do not take into account further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering.
The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, or by telephone at 212-895-3745.